October 3, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Washington, D.C. 20549-3720

Attention:	David Lin Irene Paik Rolf Sundwall Mark Brunhofer

Re:	Coeptis Therapeutics Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed September 12, 2025
File No. 333-288329

Ladies and Gentlemen:

On behalf of our client, Coeptis Therapeutics Holdings, Inc. (“the “Company”), we hereby submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 26, 2025 (the “Comment Letter”), relating to the above-referenced Amendment No. 2 to Registration Statement on Form S-4 submitted on September 12, 2025 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft Amendment No. 3 to the Registration Statement (the “Revised Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in italicized and bold type, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Revised Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

General

1.	Refer to your response to prior comment 1. We note your revised disclosure on page 158 states that "Z Squared will mine major cryptocurrency assets Dogecoin (DOGE) and Litecoin (LTC)" and your disclosure on page 82 continues to state that "Z Squared does not intend to expand its business by acquiring digital assets other than Dogecoin and Litecoin." However, your disclosure elsewhere suggests that Z Squared mines, invests in or transacts in crypto assets other than Dogecoin and Litecoin. As examples only, we note the following disclosures:
•	On page 63, the first risk factor states that "Z Squared's operating results depend on the value of Dogecoin (DOGE), Litecoin (LTC), and other cryptocurrencies" (emphasis added). On page 63, the last paragraph states that, "If the SEC or other regulators determine that Dogecoin, Litecoin or other digital assets we hold qualify as securities, we may be required to register as an investment company under the Investment Company Act" (emphasis added).

Securities and Exchange Commission

October 3, 2025

•	On page 72, the first full risk factor states that "[t]here is a risk that some or all of Z Squared's Dogecoin and Litecoin and other cryptocurrencies could be lost or stolen" (emphasis added).
•	The second risk factor on page 78 states that "[t]he physical risks of climate change may impact the availability and cost of materials and natural resources, … demand for Dogecoin and Litecoin and other cryptocurrencies, and other operating costs" (emphasis added).

RESPONSE:

We respectfully acknowledge the Staff’s comment. The Company has revised its disclosures with respect to Z Squared’s initial mining operations to clarify that, once its operations commence, Z Squared is planning on exclusively mining Dogecoin and Litecoin. References to other cryptocurrencies and digital assets have been removed where appropriate.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements Note 2. Estimated Purchase Price, page 39

2.	We acknowledge your response to prior comments 6 and 8 and your revised disclosure regarding adjustment 9 under Note 4. You continue to disclose on page F- 61 under Note 1 to the Z Squared Inc. financial statements for the period ended June 30, 2025 that the fair value of the cryptocurrency mining machines to be acquired from BSG Series CM LLC is estimated to be approximately $660 million, and that you intend to record the transaction at fair value under ASC 845-10, Nonmonetary Transactions. Please reconcile your disclosures for us, or revise for consistency.

RESPONSE:

We respectfully acknowledge the Staff’s comment. We have revised the description of the cryptocurrency mining machines to be acquired from BSG Series CM in Note 1 to reflect the historical carrying amount rather than the estimated fair value of the machines in accordance with the requirements of ASC 850-10-50-5 and 805-50-30-5. The updated description is consistent with our revised disclosure regarding adjustment 9 under Note 4.

Note 5. Adjustments to the Unaudited Pro Forma Condensed Combine Statements of Operations, page 41

3.	We acknowledge your response to prior comment 8. Please revise your disclosure here and throughout your filing to clarify that the Company Asset Value is a deemed enterprise value and not the fair value of the miners being acquired.

RESPONSE:

We respectfully acknowledge the Staff’s comment. For purposes of this transaction, the terms “Company Asset Value” and “enterprise value” can be used interchangeably. Upon closing, Z Squared is not expected to have any additional assets, other than the mining equipment, and no liabilities.

Securities and Exchange Commission

October 3, 2025

Z Squared's Business Breakeven Analysis, page 161

4.	We note your revised disclosure in response to prior comment 17. We note your disclosure that the fleet-weighted energy cost equals approximately 0.718 USD per GH per day. Please expand your disclosure to clarify how this fleet-weighted energy cost was used to calculate the DOGE and LTC breakeven prices by providing more quantified detail with respect to inputs used in your calculations and key assumptions utilized. Please consider including mathematical calculations with respect to your key assumptions and figures to help investors better understand how you prepared your breakeven analysis for mining DOGE and LTC, respectively. Quantitative tabular disclosure may be helpful.

RESPONSE:

We respectfully acknowledge the Staff’s comment. We have revised Z Squared’s breakeven analysis on page 161 to include the mathematical calculations underlying key assumptions and to provide quantitative tabular disclosure regarding network hashrate methods and key inputs.

Index to Consolidated Financial Statements, page F-1

5.	Please revise the interim financial statements of Z Squared Inc. to cover the six-month periods ended June 30, 2025 and 2024.

RESPONSE:

We respectfully acknowledge the Staff’s comment. We have revised Z Squared’s interim financial statements to include the six-month periods ended June 30, 2025 and 2024.

Note 1. Nature of Operations and Basis of Presentation, page F-61

6.	Refer to your disclosure regarding the court order issued in the matter Securities and Exchange Commission v. David Feingold, et al., Case No. 1:25-cv-20436-DPG (S.D. Fla.), dated April 21, 2025. You disclose that the order "imposes conditions requiring the approval of a court-appointed monitor" prior to effecting the transfer of the Assets. However, we note that paragraph 10 of the order requires that the Monitorship Entities (as defined therein) make the court-appointed monitor aware of all material business decisions prior to those decisions being implemented, rather than such monitor's approval prior to effecting the transfer of the Assets, as your disclosure appears to state. Please revise your disclosure here and at page F-81, as appropriate, or advise otherwise.

Securities and Exchange Commission

October 3, 2025

RESPONSE:

We respectfully acknowledge the Staff’s comment. We have revised our description of the obligations of the monitorship entities under the court order to clarify that such obligations are comprised of notice requirements and not pre-approval of all material business decisions.

Exhibits

7.	We note your response to prior comment 25. However, it appears that you have filed the Master Services Agreement with Minting Dome as both Exhibits 10.24 and 10.25. Once available, please file the Master Custody Services Agreement with Anchorage Digital as Exhibit 10.24.

RESPONSE:

We respectfully acknowledge the Staff’s comment and advise that we are filing the Master Services Agreement with Minting Dome as Exhibit 10.24 to the third amendment to the Form S-4.

If you have questions with respect to the Revised Registration Statement or the responses set forth above, please direct the questions to me at (212) 655-3548 or dad@msf-law.com.

Sincerely,

/s/ Denis Dufresne Denis Dufresne, Esq.